

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2015

George Giouroukos
Chief Executive Officer
Poseidon Containers Holdings Corp.
c/o Technomar Shipping Inc.
3-5 Menandron Street
14561, Kifissia
Athens, Greece

  Re: **Poseidon Containers Holdings Corp.**
    Amendment No. 2 to
    Draft Registration Statement on Form F-1
    Submitted May 21, 2015
    CIK No. 1620944

Dear Mr. Giouroukos:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Initial Fleet, page 2

1. It appears from your Current Daily Charter Rates on page 2 that each of your three A.P. Moller charter agreements may be providing you with a material portion of your revenues. We also note the disclosure on pages 17 and 24 regarding the potential difficulty of re-chartering vessels upon termination or expiration. To the extent your business is substantially dependent on these contracts please file these agreements as exhibits to your registration statement or please provide us your analysis as to why this is not required.

Management's Discussion and Analysis, page 49

Cash Flows, page 61

Net Cash Provided by Operating Activities, page 61

2. Please discuss the material items and associated underlying drivers contributing to the change in net cash provided by operating activities. Reference to results of operations (that is prepared on an accrual basis), items reported in the statement of cash flows or changes in line items presented in your balance sheet may not provide a sufficient basis for an investor to fully understand how cash was directly affected. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

3. Please explain to us and disclose the distinction between operating assets and working capital referred to in your analysis.

Note 20. Subsequent Events, page F-27

4. Please tell us and disclose your accounting treatment of the discharge of the mortgage of M/V Pisti in the nonmonetary exchange of the Pisti for the M/V Mamitsa.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Gary J. Wolfe, Esq.
        Seward & Kissel L.L.P.